SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                             (Amendment No. Initial)


                                 EpicEdge, Inc.
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                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
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                         (Title of Class of Securities)


                                    539577304
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                                 (CUSIP Number)



                            Michael A. Nemeroff, Esq.
                        Vedder, Price, Kaufman & Kammholz
                            222 North LaSalle Street
                             Chicago, IL 60601-1003
                                 (312) 609-7500
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


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                               September 29, 2000
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             (Date of Event which Requires Filing of This Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|

                                                             (Page 1 of 8 Pages)

                                  SCHEDULE 13D

CUSIP NO. 539577304                                            PAGE 2 OF 8 PAGES

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   1.  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Edgewater Private Equity Fund III, L.P.
         42-1478494

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   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [x]

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   3.  SEC USE ONLY


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   4.  SOURCE OF FUNDS*

         00

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   5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                               [  ]

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   6. CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

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                    7.   SOLE VOTING POWER
                            3,299,948
                   -------------------------------------------------------------
  NUMBER OF SHARES  8.   SHARED VOTING POWER
 BENEFICIALLY OWNED         0
 BY EACH REPORTING -------------------------------------------------------------
    PERSON WITH     9.  SOLE DISPOSITIVE POWER
                            3,299,948
                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                           0

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   11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,299,948

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   12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                  [  ]

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   13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.3%

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   14. TYPE OF REPORTING PERSON*

         PN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 539577304                                            Page 3 of 8 Pages

         This statement is being filed with the Securities and Exchange Commission (the "SEC") by Edgewater Private Equity Fund III, L.P. in accordance with the requirements of Rule 13d-1 promulgated by the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Item 1.  Security and Issuer.
         -------------------

         This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of EpicEdge, Inc., a Texas corporation (the "Issuer"). The principal executive offices of the Issuer are located at 5508 Hwy. 290 West, Suite 300, Austin, Texas 78735.

Item 2.  Identity and Background.
         -----------------------

         The person filing this statement is Edgewater Private Equity Fund III, L.P., a Delaware limited partnership ("Edgewater"), having its principal executive offices at 900 North Michigan Avenue, 14th Floor, Chicago, Illinois 60611.

         The general partner of Edgewater is Edgewater III Management, L.P., a Delaware limited partnership ("Edgewater Management"), having its principal executive offices at 900 North Michigan Avenue, 14th Floor, Chicago, Illinois 60611. The general partner of Edgewater Management is Gordon Management, Inc., an Iowa corporation ("Gordon"), having its principal executive offices at 900 North Michigan Avenue, 14th Floor, Chicago, Illinois 60611. The names, positions and principal business addresses of each of the directors and executive officers of Gordon are as follows:

     Name              Position with Gordon          Principal Business Address
     ----              --------------------          --------------------------

James A. Gordon        President and Sole Director   900 North Michigan Avenue,
                                                     14th Floor, Chicago,
                                                     Illinois 60611

         Edgewater is principally engaged in the business of investing and holding securities in various entities. Edgewater Management is principally engaged in the business of acting as general partner of Edgewater and investing and holding securities in various entities. Gordon is principally engaged in the business of acting as general partner of Edgewater Management and investing and holding securities in various entities.

         Neither Edgewater, nor any general partner, director or executive officer of any such entities, has during the last five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                  SCHEDULE 13D

CUSIP No. 539577304                                            Page 4 of 8 Pages

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         In February 2000, Edgewater acquired 1,200,000 shares of Common Stock from the Issuer in a private transaction for the total consideration of $6,000,000. In September 2000, Edgewater acquired an additional 1,250,000 shares of Common Stock from the Issuer in a private transaction for the total consideration of $1,250,000. These purchases were effectuated pursuant to two separate purchase agreements among the Issuer, Edgewater and certain other investors (the "Purchase Agreements"). In addition, in July 2000, Edgewater acquired a convertible promissory note from the Issuer in a private transaction for the total consideration of $3,750,000 (the "Old Debt") pursuant to a loan agreement by and among the Issuer, Edgewater and certain other lenders (the "Loan Agreement"). The Old Debt plus accrued interest thereon is currently convertible into 849,948 shares of Common Stock at price per share equal to $5.00 per share. Edgewater acquired such shares of Common Stock and the Old Debt with funds invested by its general and limited partners for the purpose of acquiring equity securities.

Item 4.  Purpose of Transaction.
         ----------------------

         Edgewater acquired the shares of Common Stock and the Old Debt for investment purposes. The Purchase Agreements contain certain provisions restricting the ability of the Issuer to effect a merger, consolidation, reorganization, sale of assets or sale of a controlling ownership interest without the consent of Edgewater. In addition, in connection with the acquisition by Edgewater of the shares of Common Stock and the making of the loan to the Issuer, Edgewater, the Issuer and certain other shareholders of the Issuer entered into a shareholder agreement (the "Shareholder Agreement") pursuant to which Edgewater and each shareholder a party thereto agreed to vote their shares to elect two (2) persons to the Board of Directors of the Issuer, one (1) of whom to be designated by Edgewater and the other to be designated by Edgewater and certain other parties to the Loan Agreement.

         Edgewater, the Issuer and certain other investors in the Issuer have reached a preliminary non-binding understanding whereby Edgewater and such other investors would make certain loans to the Issuer (the "New Debt"), in exchange for promissory notes which could be converted into preferred securities of the Issuer which, in turn, would be convertible into shares of Common Stock. The making of the New Debt is conditioned upon, among other things, (i) the conversion of the Old Debt into preferred securities of the Issuer that are convertible into shares of Common Stock and (ii) the forfeiture of additional shares of Common Stock owned by certain of the principal shareholders of the Issuer (the "Principal Shareholders"). The conversion of the New Debt and the Old Debt into preferred securities will be subject to various conditions, many of which are beyond the control of Edgewater including, without limitation, an affirmative vote of a majority of the holders of the outstanding Common Stock of the Issuer. If and when all of the conditions precedent are satisfied and the New Debt and the Old Debt are converted into the preferred securities (the "Convertible Securities") and the Principal Shareholders forfeit their shares of Common Stock, Edgewater could be deemed to beneficially own approximately 55% of the outstanding Common Stock of the Issuer (assuming an aggregate of approximately 35,000,000 shares of Common Stock outstanding and issuable upon conversion securities owned by Edgewater). Furthermore, it is contemplated that the agreements to which Edgewater, the Issuer and such other investors would enter into in

                                  SCHEDULE 13D

CUSIP No. 539577304                                            Page 5 of 8 Pages

connection with the proposed transaction would contain provisions similar to the Purchase Agreements restricting the ability of the Issuer to effect a change of control without the consent of Edgewater. It is also contemplated that in connection with the proposed transaction, Edgewater, the Issuer and certain other shareholders will enter into an agreement whereby Edgewater and each such shareholder will agree to vote their shares to elect the following persons to the Board of Directors of the Issuer: (i) the persons designated pursuant to the Shareholder Agreement (as described above); (ii) the Chief Executive Officer of the Issuer; (iii) one (1) person designated by certain investors, including, Edgewater; (iv) one (1) person designated by the current Chief Executive Officer of the Issuer; and (v) three (3) independent persons designated by the Chief Executive Officer and the persons designated by Edgewater and the other investors. Pursuant to such agreement Edgewater would be entitled to at least one board seat.

         Except as otherwise set forth in this Item 4, Edgewater does not propose any of the following:

                  (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (c) A sale or transfer of a material part of the assets of the Issuer or any of its subsidiaries;

                  (d) Any change to the present board of directors or management of the Issuer, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) Any material change in the present capitalization or dividend policy of the Issuer;

                  (f) Any other material change in the Issuer's business or corporate structure, including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

                  (g) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

                  (j) Any action similar to any of those enumerated above.

                                  SCHEDULE 13D

CUSIP No. 539577304                                            Page 6 of 8 Pages

Item 5.  Interest in the Securities of the Issuer.
         ----------------------------------------

                  (a) As of the date of this statement, Edgewater was deemed to beneficially own an aggregate of 3,299,948 shares of Common Stock of the Issuer, which beneficial ownership currently represents 16.3% of the sum of (i) the 19,410,445 shares of outstanding Common Stock (based upon the number of outstanding shares of Common Stock reported by the Issuer in a Form 8-K filed with the SEC on December 20, 2001) and (ii) the 849,948 shares of Common Stock issuable upon any conversion of the Old Debt based on total amount currently payable under the Old Debt.

                  (b) Edgewater has sole power to vote and direct the vote and sole power to dispose or direct disposition, subject to federal and state securities laws, of all the shares of Common Stock that are beneficially owned.

                  (c) Not applicable.

                  (d) Not applicable.

                  (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

         Other than the agreements and the understandings discussed in Item 4, neither Edgewater nor any general partner, director or executive officer of any such entities has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to the Old Debt, the New Debt, the Convertible Securities or the Common Stock, including transfer or voting thereof, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                                  SCHEDULE 13D

CUSIP No. 539577304                                            Page 7 of 8 Pages

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         1. Stock Purchase Agreement dated as of February 18, 2000, by and among the Issuer, Edgewater and certain other investors (incorporated by reference to Exhibit 4.1 to the Issuer's Form 8-K (File No. 0-9129) filed with the SEC on February 28,
                  2000).

         2. Stock Purchase Agreement dated as of September 29, 2000, by and among the Issuer, Edgewater and certain other investors (incorporated by reference to Exhibit 99.2 to the Issuer's Form 8-K (File No. 0-9129) filed with the SEC on October 16,
                  2000).

         3. Convertible Bridge Loan Agreement dated as of July 21, 2000, by and among the Issuer, Edgewater and certain other lenders (incorporated by reference to Exhibit 10.27 to the Issuer's Quarterly Report on Form 10-QSB (File No. 0-9129) filed with the SEC on November 11, 2000).

         4. Amended and Restated Shareholder Agreement dated as of July 21, 2000, by and among the Issuer, Edgewater and certain other shareholders.

                                  SCHEDULE 13D

CUSIP No. 539577304                                            Page 8 of 8 Pages

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement with respect to it is true, complete and correct.


                                    By:  /s/ James A. Gordon
                                       -----------------------------------------
                                       James A. Gordon
                                       President of Gordon Management, Inc.
                                       General Partner to Edgewater III
                                       Management, L.P., which is the General
                                       Partner of Edgewater Private Equity Fund
                                       III, L.P.

Date: February 21, 2002